As filed with the Securities and Exchange
Commission on November 1, 2001                Registration No. 333-68742
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                                  CONSECO, INC.
             (Exact name of registrant as specified in its charter)


            Indiana                                    35-146832
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)


                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032
              (Address of registrant's principal executive offices)
                               ------------------

                              David K. Herzog, Esq.
                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------

                                   Copies to:

                             David C. Worrell, Esq.
                                 Baker & Daniels
                      300 North Meridian Street, Suite 2700
                           Indianapolis, Indiana 46204
                                 (317) 237-1110
                               ------------------

                  Approximate date of commencement of proposed
              sale to the public: From time to time or at one time
             after the effective date of the Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to distribution or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with distribution or interest reinvestment plans, check the following box |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to completion, dated November 1, 2001

PROSPECTUS



                                  CONSECO, INC.

                                  COMMON STOCK

                                ----------------

     This prospectus relates to resales of our common stock by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our common stock is traded on the New York Stock Exchange under the symbol "CNC." On October 31, 2001, the closing sale price as reported by the NYSE was $2.99 per share.

     Investing in our common stock involves risks. Risks Factors begin on page
3.

                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

     Our principal executive offices are located at 11825 North Pennsylvania Street, Carmel, Indiana 46032 and our telephone number is (317) 817-6100.

                                 ---------------







                               The date of this prospectus is November __, 2001.


                                TABLE OF CONTENTS

                                                                                                                 Page
CONSECO...........................................................................................................2

RISK FACTORS......................................................................................................3

USE OF PROCEEDS...................................................................................................8

DESCRIPTION OF CAPITAL STOCK......................................................................................8

SELLING STOCKHOLDERS.............................................................................................11

PLAN OF DISTRIBUTION.............................................................................................14

LEGAL MATTERS....................................................................................................16

EXPERTS..........................................................................................................16

WHERE YOU CAN FIND MORE INFORMATION..............................................................................16


                                 ---------------


     Note on forward-looking statements: All statements, trend analyses and other information contained in this prospectus, any prospectus supplement or any document incorporated into this prospectus by reference relative to markets for our products and trends in our operations or financial results, as well as other statements including words like "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "could," "goal," "target," "on track," "comfortable with," "optimistic" and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. These factors include, among other things:

     -    the factors described in this prospectus under "Risk Factors";

     - general economic conditions and other factors, including prevailing interest rate levels, stock and credit market performance and health care inflation, which may affect (among other things) our ability to sell our products, our ability to make loans and access capital resources and the costs associated therewith, the market value of our investments, the lapse rate and profitability of policies, and the level of defaults and prepayments of loans we made;

     - our ability to achieve anticipated synergies and levels of operational efficiencies;

     - customer response to new products, distribution channels and marketing initiatives;

     - mortality, morbidity, usage of health care services and other factors which may affect the profitability of our insurance products;

     -    performance of our investments;

     - changes in tax laws and regulations which may affect the relative tax advantages of some of our products;

     - increasing competition in the sale of insurance and annuities and in the finance business;

     - regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, regulation of the sale, underwriting and pricing of products, and health care regulation affecting health insurance products;

     - the outcome of our efforts to sell assets and reduce, refinance or modify indebtedness and the availability and cost of capital in connection with this process;

     - actions by rating agencies and the effects of past or future actions by these agencies on our business; and

     - the risk factors or uncertainties listed from time to time in our filings with the SEC.

                                     CONSECO

     Conseco, Inc. ("we," "Conseco", or the "Company") is a financial services holding company with subsidiaries operating in the insurance and finance businesses, predominately in the United States. Our insurance subsidiaries develop, market and administer supplemental health insurance, annuity, individual life insurance and other insurance products. Our finance subsidiaries originate, securitize and service manufactured housing, home equity, retail credit and floor plan loans.

Insurance

     We are one of the largest life and health insurance companies in America, with over $6 billion of annual premium and asset accumulation product collections during 2000 (excluding discontinued lines of business) and more than $25 billion of insurance-related investments at June 30, 2001. Our insurance products are sold through three primary distribution channels - career agents, independent producers (many of which sell one or more of our product lines exclusively) and direct marketing.

     Supplemental health products include Medicare supplement, long-term care and specified-disease insurance products. During 2000, we collected Medicare supplement premiums of $931.0 million, long-term care premiums of $836.0 million, specified-disease premiums of $371.1 million and other supplemental health premiums of $125.8 million. Supplemental health premiums represented 42 percent of our total premiums collected from continuing lines of business in 2000.

     Annuity products include equity-indexed annuity, variable annuity, traditional fixed rate annuity and market value-adjusted annuity products. During 2000, we collected annuity premiums of $2,255.7 million, or 41 percent of our total premiums collected from continuing lines of business.

     Life products include traditional, universal life and other life insurance products. During 2000, we collected life product premiums of $934.2 million, or 17 percent of our total premiums collected from continuing lines of business.

Finance

     Conseco Finance Corp. ("Conseco Finance"), our subsidiary, is one of America's largest consumer finance companies, with leading market positions in manufactured housing lending, retail home equity mortgages, home improvement loans and private label credit cards. At June 30, 2001, we had managed finance receivables of $44.2 billion.

     Conseco Finance provides financing for consumer purchases of manufactured housing and floor plan loans to manufactured housing dealers. Manufactured housing or a manufactured home is a structure, transportable in one or more sections, which is designed to be a dwelling with or without a permanent foundation. During 2000, we originated $4.4 billion of consumer contracts for manufactured housing purchases, or 26 percent of our total originations. At June 30, 2001, our managed receivables included $26.0 billion of contracts for manufactured housing purchases, or 59 percent of total managed receivables and $1.2 billion of floor plan loans. Conseco Finance offers its manufactured housing financing products through 33 regional offices and a total of approximately 4,000 dealers.

     Mortgage services products include home equity and home improvement loans. During 2000, we originated $4.4 billion of contracts for these products, or 26 percent of our total originations. At June 30, 2001, our managed receivables included $12.4 billion of contracts for home equity and home improvement loans, or 28 percent of total managed receivables. During 2000, we originated $2.6 billion of private label credit card receivables, primarily through our bank subsidiaries, or 15 percent of our total originations. At June 30, 2001, our managed receivables included $2.4 billion of contracts for credit card loans, or 5 percent of total managed receivables. Private label credit card programs are offered to select retailers with a core focus on the home improvement industry. We offer consumer finance products through 127 home equity offices, approximately 1400 home improvement dealers and approximately 5800 private label retail outlets.

Recent Developments

     On October 2, 2001, we announced that we expect to take certain charges for the third quarter of 2001. Following our announcement of October 2, rating agencies either lowered their credit ratings on our public debt and the financial strength ratings of our insurance companies or placed such ratings under review with negative outlook or implications as the rating agencies analyze the impact of our announcement as well as economic developments which may impact us and our markets. These recent rating actions may adversely affect the marketing and persistency of our insurance products and other asset accumulation products. We are not able to predict the extent to which these or possible additional ratings actions may further affect us.

     On October 30, 2001, we announced our earnings for the third quarter of 2001. Our operating earnings and net loss for the quarter were 18 cents per share and $(1.21) per share, respectively.

     Conseco was organized in 1979 as an Indiana corporation and commenced operations in 1982. Our executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and our telephone number is (317) 817-6100. Our common stock is listed on the New York Stock Exchange under "CNC".


                                  RISK FACTORS

     You should carefully consider all information included or incorporated by reference in this prospectus. In particular, you should carefully consider the risks described below before purchasing our common stock. These are not the only risk and uncertainties we face. Additional risks and uncertainties described elsewhere herein or in the documents incorporated by reference may also impair our financial condition, results of operations or prospects.

Our degree of leverage may limit our financial and operating activities.

     As of June 30, 2001, our total debt at the parent company level is approximately $4.3 billion. This degree of leverage could have material adverse consequences to us and the holders of our common stock, including the following:
(i) our ability to obtain additional financing in the future for working capital, capital expenditures or other purposes may be impaired; (ii) a substantial portion of our cash flow from operations will be required to be dedicated to the payment of interest expense and principal repayment obligations; (iii) higher interest rates will cause the interest expense on our variable rate debt to be higher; (iv) we may be more highly leveraged than other companies with which we compete, and this may place us at a competitive disadvantage; (v) our degree of leverage will make us more vulnerable to a downturn in our business or in the general economy; and (vi) our degree of leverage may adversely affect the ratings of our insurance company subsidiaries which in turn may adversely affect their competitive position and ability to sell products.

     Our cash flow may be affected by a variety of factors, many of which are outside of our control, including insurance regulatory issues, competition, financial markets and other general business conditions. Consequently, although we presently anticipate that we will be able to pay our debt service and other obligations, no assurance can be given that we will possess sufficient income and liquidity to meet all of our long-term debt service requirements and other obligations.

The covenants outlined in our restructured bank agreements also restrict our activities.

     We amended the agreements relating to our bank credit facilities in 2000. We agreed to a number of covenants and other provisions which restrict our ability to borrow money and pursue operating activities without the prior consent of the lenders. These provisions restrict our ability to use the proceeds of asset sales and refinancing transactions. We agreed to meet or maintain various financial ratios and balances. Our principal subsidiaries also must maintain specified financial strength ratings. Our ability to meet these financial tests and maintain ratings may be affected by events beyond our control. The agreements limit our ability to issue additional debt, incur additional contingent obligations, grant liens, dispose of assets, enter into transactions with affiliates, make certain investments, including in existing and new businesses, change our businesses, and modify our outstanding debt and preferred stock. Although we are presently in compliance with these provisions, these provisions represent significant restrictions on the manner in which we may operate our business. If we default under any of these provisions, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, we cannot assure you that we would have sufficient liquidity to repay such indebtedness in full.

We are a holding company and depend on our subsidiaries for cash.

     We are a holding company which has no business operations and depend on our operating subsidiaries for cash to make principal and interest payments on our debt (including payments to subsidiary trusts to be used for distributions on Company-obligated mandatorily redeemable preferred securities), pay administrative expenses and income taxes and other investments. The cash we receive from our subsidiaries consists of fees for services, tax sharing payments, dividends and surplus debenture interest and principal payments. A deterioration in any of our material subsidiaries' financial condition, earnings or cash flow for any reason could limit such subsidiary's ability to pay cash dividends or other payments to us, which, in turn, would limit our ability to pay our debt service.

     The ability of our insurance subsidiaries to pay dividends is subject to state insurance department regulations. These regulations generally permit dividends to be paid from earned surplus of the insurance company for any 12-month period in amounts equal to the greater of (or in a few states, the lesser of): (1) net gain from operations for the prior year; or (2) 10 percent of surplus as of the end of the preceding year. Any dividends in excess of these levels require the approval of the director or commissioner of the applicable state insurance department. Our insurance subsidiaries paid dividends of $178.0 million and $111.0 million to us during 2000 and the first six months of 2001, respectively. In addition to fees and interest, during the remainder of 2001, our insurance subsidiaries may pay "ordinary" dividends of $51.3 million to us without permission from state regulatory authorities. Although we believe that amounts required for us to meet our financial and operating obligations will be available from our subsidiaries, there can be no assurance in this regard and we may encounter liquidity problems which could affect our ability to meet such obligations while attempting to meet competitive pressures or adverse economic conditions.

We depend on key management personnel.

     The development and implementation of our business strategies is dependent upon certain of our key management personnel, in particular Gary Wendt, our chief executive officer. The loss of any of our executive officers could have a material adverse effect on us. We have multi-year employment agreements with Mr. Wendt and certain other key managers. Mr. Wendt's employment agreement expires in 2005 and provides for vesting of certain financial benefits in 2002.

Our delinquencies and collateral recovery rates can be adversely impacted by a variety of other factors, many of which are outside our control.

     Delinquencies on loans and our ability to recover collateral and mitigate loan losses can be adversely impacted by a variety of factors, many of which are outside our control. For example, proposed changes to the federal bankruptcy laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes thereby increasing delinquencies. When loans are delinquent and we foreclose on the loan, our ability to sell collateral to recover or mitigate our loan losses is subject to market valuations of such collateral. In manufactured housing, such values may be impacted by the available inventory of manufactured homes on the market, a factor over which we have no control. It is also dependent upon demand for new homes, which is tied to economic factors in the general economy.

An economic downturn may lead to a deterioration in our asset quality and adversely affect our finance business earnings and cash flow.

     The risks associated with our business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the home equity mortgage and manufactured housing businesses, any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowing and increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. For our finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would likely impair their ability to meet their payment obligations. In addition, in an economic slowdown or recession, our servicing and litigation costs will likely increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect our financial condition and results of operations.

Our net interest income and servicing fees from our finance operations are subject to prepayment risk.

     At June 30, 2001, we had $44.2 billion of managed receivables on which we earn net interest income and servicing fees. Prepayments of our managed receivables, whether due to refinancing, repayments or foreclosures, in excess of management's estimates could adversely affect our future cash flow at our finance subsidiary due to the resulting loss of servicing fee revenue and net interest income on such prepaid receivables. Prepayments can result from a variety of factors, many of which are beyond our control, including changes in interest rates and general economic conditions.

We depend upon securitization programs to fund our finance operations.

     The most significant source of liquidity for our finance operations has been our ability to finance the receivables we originate in the secondary markets through loan securitizations. Accordingly, adverse changes in the securitization market could impair our ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon our business and results of operations. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Although we have alternative sources of funding, principally warehouse and bank credit facilities as well as loan sales, these alternatives may not be sufficient for us to continue to originate loans.

     As of June 30, 2001, we have $2.5 billion of committed (and an additional $2.0 billion of uncommitted) capacity under our warehouse and bank credit facilities to fund our finance operations. Our capacity under these facilities would have to increase for the volume of our loan originations to grow significantly.

     Although we expect to be able to obtain replacement financing when our current facilities expire, there can be no assurance that such financing will be obtainable on favorable terms, if at all. To the extent that we are unable to arrange any third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

Our earnings may be subject to volatility due to possible impairment charges relating to the valuation of interest-only securities.

     Our subsidiary, Conseco Finance, holds substantial residual interests in securitization transactions executed prior to September 1999, which we refer to as interest-only securities. We carry these securities at estimated fair value which we determine by discounting the projected cash flows over the expected life of the loan receivables sold using prepayment, default, loss and interest rate assumptions. Since September 1999, we have securitized our loan receivables using the portfolio method resulting in balance sheet financing treatment. As a result, we are no longer creating interests in interest-only securities.

     We are required to recognize declines in the value of our interest-only securities, and resulting charges to earnings, when: (i) their fair value is less than their carrying value; and (ii) the timing and/or amount of cash expected to be received from these securities has changed adversely from the previous valuation that determined the carrying value. The assumptions we use to determine new values are based on our internal evaluations and consultation with external advisors having significant experience in valuing these securities. Though we believe that our methodology is reasonable, many of the assumptions and expectations underlying our determinations are not possible to predict with certainty and may change adversely in the future for reasons beyond our control. Largely as a result of adverse changes in the underlying assumptions, we recognized impairment charges of $515.7 million in 2000, $554.3 million in 1999, $549.4 million in 1998 and $41.7 million in the first six months of 2001, to reduce the book value of our interest-only securities and servicing rights. As of June 30, 2001, the carrying value of our interest-only securities and servicing rights was $493.5 million (including unrealized gains of $49.2 million).

     No assurances can be given that our current valuation of interest-only securities will prove accurate in future periods. In addition, in the securitizations to which these interest-only securities relate, we have retained certain contingent risks in the form of guarantees or residual interests. Higher than anticipated rates of loan repayments, including repayments due to foreclosures or charge-offs, or any adverse changes in our other assumptions used for valuation (such as interest rates), could force us to recognize additional impairment charges or to make payments on the guarantees, which, in turn, could have a material adverse effect on our financial condition or results of operations.

Our insurance business earnings may decline if our premium rates are not adequate.

     We set the premium rates on our health insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the severity, and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics and other factors. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our net income may decrease. We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulatory in that state. We review the adequacy of our premium rates regularly and file rate increases on our products when we believe existing premium rates are too low. It is possible that we will not be able to obtain approval for premium rate increases from currently pending requests or requests filed in the future. If we are unable to raise our premium rates because we fail to obtain approval for a rate increase in one or more states, our net income may decrease. If we are successful in obtaining regulatory approval to raise premium rates due to unfavorable actual claims experience, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse. This would reduce our premium income in future periods. Increased lapse rates also could require us to expense all or a portion of the deferred policy costs relating to lapsed policies in the period in which those policies lapse, reducing our net income in that period.

Our reserves for future insurance policy benefits and claims may prove to be inadequate, requiring us to increase liabilities and resulting in reduced net income and shareholders' equity.

     We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use to set our premiums. For our health insurance business, we establish an active life reserve plus a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims, as well as a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extracontractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on extensive estimates, assumptions and prior years' statistics. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our net income depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in reduced net income and shareholders' equity.

We are subject to extensive regulation.

     Our finance and insurance businesses are subject to extensive regulation and supervision in the jurisdictions in which we operate. Such regulation and supervision are primarily for the benefit and protection of our customers, and not for the benefit of our investors or creditors. Our finance operations are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, our loan originations, credit activities, maximum interest rates, finance and other charges, disclosure to customers, the terms of secured transactions, collection, repossession and claims-handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although we believe that we are in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future that could make compliance more difficult or expensive, restrict our ability to originate or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated by us, further limit or restrict the terms of loan agreements, or otherwise adversely affect our business or prospects.

     Our insurance subsidiaries are subject to state insurance laws which establish supervisory agencies with broad administrative powers relative to granting and revoking licenses to transact business, regulating sales and other practices, licensing agents, approving policy forms, setting reserve and solvency requirements, determining the form and content of required statutory financial statements, limiting dividends and prescribing the type and amount of investments.

Recently enacted and pending or future legislation could also affect our income from our insurance operations.

     During recent years, the health insurance industry has experienced substantial changes, primarily caused by healthcare legislation. Recent Federal and state legislation and legislative proposals relating to healthcare reform contain features that could severely limit or eliminate our ability to vary our pricing terms or apply medical underwriting standards with respect to individuals which could have the effect of increasing our loss ratios and decreasing our profitability. In particular, Medicare reform and legislation concerning prescription drugs could impact our ability to price or sell our products.

     In addition, proposals currently pending in Congress and some state legislatures may also affect our income. These proposals include the implementation of minimum consumer protection standards for inclusion in all long term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long term care insurance; and guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims denied. Enactment of any of these proposals could reduce our net income.

Changing interest rates may adversely affect our results of operations.

     Profitability may be directly affected by the level of and fluctuations in interest rates which affect our ability to earn a spread between interest received on loans and the costs of liabilities. While we monitor the interest rate environment and employ hedging strategies designed to mitigate the impact of changes in interest rates, there can be no assurance that our profitability would not be adversely affected during any period of changes in interest rates. During periods of increasing interest rates, we generally experience market pressure to reduce servicing spreads in our financing operations. In addition, an increase in interest rates may decrease the demand for consumer credit. A substantial and sustained increase in interest rates could, among other things:
(i) adversely affect our ability to purchase or originate loans or other assets;
(ii) reduce the average size of loans underwritten; and (iii) increase securitization funding costs. A significant decline in interest rates could decrease the size of our loan servicing portfolio by increasing the level of loan prepayments, thereby shortening the life and impairing the value of our interest-only securities. Fluctuating interest rates also may affect our net interest income earned resulting from the difference between the yield to us on loans held pending securitization and the cost of funds obtained by us to finance such loans.

     Our spread-based insurance business is subject to several inherent risks arising from movements in interest rates, especially if we fail to anticipate or respond to such movements. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited on customer deposits, thereby adversely affecting our results. Second, if interest rate changes produce an unanticipated increase in surrenders of our spread-based products, we may be forced to sell investment assets at a loss in order to fund such surrenders. At December 31, 2000, approximately 19 percent of our total insurance liabilities (or approximately $5.2 billion) could be surrendered by the policyholder without penalty. Finally, changes in interest rates can have significant effects on the performance of our mortgage-backed securities portfolio, including collateralized mortgage obligations, as a result of changes in the prepayment rate of the loans underlying such securities. We follow asset/liability strategies that are designed to mitigate the effect of interest rate changes on our profitability. However, there can be no assurance that management will be successful in implementing such strategies and achieving adequate investment spreads.

We are subject to litigation claims which could be material.

     We and our subsidiaries are involved on an ongoing basis in lawsuits relating to our operations, including with respect to sales practices, and we and current and former officers and directors are defendants in pending class action lawsuits asserting claims under the securities laws and derivative claims. See Item 3 of Part II of our Annual Report on Form 10-K for the year ended December 31, 2000 and Item 1 of Part II of our Quarterly Report on Form 10-Q for the period ended June 30, 2001, which are incorporated by reference herein, and the Notes to Consolidated Financial Statements. The ultimate outcome of these lawsuits cannot be predicted with certainty. Director and officer liability insurance against certain liabilities, including liabilities under the securities laws, was in force at the time the securities and derivative litigation was commenced. We have not established any reserve for possible losses with respect to the claims asserted in the securities and derivative litigation. We believe that the claims asserted in the securities and derivative litigation are covered by our liability insurance and that we should be able to resolve those claims within the limits of our coverage. Because the insurers have denied coverage for these claims, we recently commenced a lawsuit against them and we intend to pursue our coverage rights vigorously. However, we cannot assure you that we will succeed.

The markets in which we compete are highly competitive.

     Each of the markets in which we operate is highly competitive. Competitors include, in the finance segment, finance companies, commercial banks, thrifts, other financial institutions, credit unions and manufacturers and vendors, and in the insurance segment, other life insurers, commercial banks, thrifts, mutual funds and broker-dealers. Many of our competitors in different segments and regions are larger companies that have greater capital, technological and marketing resources, and have access to capital at a lower cost. In the insurance business, financial strength ratings can be a key competitive factor in marketing products and in attracting and retaining agents and policyholders. Should the financial strength rating of one or more of our insurance subsidiaries decline, we may not be able to compete successfully.

Tax law changes could adversely affect our insurance product sales and profitability.

     We sell deferred annuities and some forms of life insurance products which are attractive to purchasers, in part, because policyholders generally are not subject to Federal income tax on increases in policy values until some form of distribution is made. Recently, Congress enacted legislation to lower marginal tax rates, reduce the federal estate tax gradually over a ten-year period, with total elimination of the federal estate tax in 2010 and increase contributions which may be made to individual retirement accounts and 401(k) accounts. While these tax law changes will sunset at the beginning of 2011 absent future congressional action, they could in the interim diminish the appeal of our annuity and life insurance products. Additionally, Congress has considered, from time to time, other possible changes in the U.S. tax laws, including elimination of the tax deferral on the accretion of value within certain annuities and life insurance products. There can be no assurance that further tax legislation will not be enacted which would contain provisions with possible adverse effects on our annuity and life insurance products.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders.

     The selling stockholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel, fees and expenses of our accountants, and blue sky fees and expenses.


                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock was 1,020,000,000 shares as of October 16, 2001, consisting of:

     - 20,000,000 shares of preferred stock, of which 2,771,522 were outstanding; and

     - 1,000,000,000 shares of common stock, of which 345,326,350 shares were outstanding.


     Dividends. Holders of common stock are entitled to receive dividends and other distributions in cash, stock or property, when, as and if declared by the board of directors out of our assets or funds legally available for payment of dividends or other distributions and will share equally on a per share basis in all dividends and other distributions, subject to the rights of holders of preferred stock.

     Voting Rights. At every meeting of shareholders, every holder of common stock is entitled to one vote per share. Subject to any voting rights which may be granted to holders of preferred stock, any action submitted to shareholders is approved if the number of votes cast in favor of the action exceeds the number of votes against, except where other provision is made by law and subject to applicable quorum requirements.

     Liquidation Rights. If there is any liquidation dissolution or winding-up of Conseco, whether voluntary or involuntary, the holders of common stock are entitled to share equally in the assets available for distribution after payment of all liabilities and provision for the liquidation preference of any shares of preferred stock then outstanding.

     The holders of common stock have no preemptive rights, cumulative voting rights, subscription rights, or conversion rights and the common stock may not be redeemed. The transfer agent and registrar for the common stock is First Union National Bank. The common stock is traded on the New York Stock Exchange under the symbol "CNC". All shares of common stock offered by this prospectus, or issuable upon conversion, exchange or exercise of securities, will, when issued, be fully paid and non- assessable.

Preferred Stock

     The board of directors may issue preferred stock in one or more series and may fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions on the preferred stock, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and may fix the number of shares to be included in any such series. Any preferred stock may rank senior to the common stock for the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any shares of preferred stock may have class or series voting rights. As of August 24, 2001, we have 2,744,081 shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control of the Company or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of the common stock.

Certain Provisions of the Company's Articles of Incorporation and Bylaws

     Some provisions of our articles of incorporation and bylaws may make it more difficult to effect a change in control if our board of directors determines that the change in control would not be in the best interests of our shareholders. It could be argued, contrary to the belief of our board of directors, that these provisions are not in the best interests of the shareholders to the extent that they will have the effect of tending to discourage possible takeover bids, which might be at prices that are higher than the recent market prices for our common stock. The most important of those provisions are described below.

     Our articles of incorporation authorize the establishment in the bylaws of a classified board of directors. The bylaws, in turn, provide that the directors serve staggered three-year terms, with the member of only one class being elected in any year.

     A classified board of directors may increase the difficulty of removing incumbent directors, providing the directors with enhanced ability to retain their positions. A classified board of directors may also make it more difficult for a third party to acquire control of Conseco by means of a proxy contest. In addition, the classification may make it more difficult to replace a majority of directors for business reasons unrelated to a change in control.

     Our articles of incorporation provide the holders of our voting stock will not be entitled to vote on some business transactions, defined to include, among other things, some mergers, consolidations, sales, leases, transfers or other dispositions of a substantial part of our assets, with related persons, including persons beneficially owning more than 10% of our outstanding voting stock, nor may the business combination transactions be effected, unless:

     - the relevant business combination has been approved by two-thirds of the continuing directors; or

     - the aggregate amount of the cash and the fair value of any consideration other than cash to be received by any holder of our common stock or preferred stock in the business combination for each share of common stock or preferred stock will be at least equal to the highest per share price paid by the related person to acquire any shares of common stock or preferred stock, as the case may be, beneficially owned by the related person.

     As discussed above, our preferred stock may be issued from time to time in one or more series with the rights, preferences, limitations and restrictions that may be determined by the board of directors. The issuance of preferred stock could be used, under some circumstances, as a method of delaying or preventing a change of control of Conseco and could have a detrimental effect on the rights of holders of common stock, including loss of voting control.

     The provisions of our articles of incorporation regarding the classified board of directors and business combination transactions may be amended only with the affirmative approval of holders of at least 80% of our outstanding voting stock.

     Our by-laws may be amended by majority vote of the board of directors.

Provisions of Corporate and Insurance Laws

     In addition to our articles of incorporation and bylaws, some provisions of Indiana law may delay, deter or prevent a merger, tender offer or other takeover attempt of the Company.

     Under the Indiana Business Corporation Law, a director may, in considering the best interests of a corporation, consider the effects of any action on shareholders, employees, suppliers and customers of the corporation, on communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent.

     The Indiana Business Corporation Law provides that no business combination, defined to include some mergers, sales of assets, sales of 5% or more of outstanding stock, loans, recapitalizations or liquidations or dissolutions, involving a corporation and an interested shareholder, defined to include any holder of 10% or more of the corporation's voting stock, may be entered into unless it has been approved by the board of directors of the corporation or:

     - five years have expired since the acquisition of shares of the corporation by the interested shareholder;

     - all requirements of the corporation's articles of incorporation relating to business combinations have been satisfied; and

     - either (1) a majority of shareholders of the corporation, excluding the interested shareholder, approve the business combination or (2) all shareholders are paid fair value for their stock, as defined in the statute.


However, this law does not restrict any offer to purchase all of a corporation's shares.

     The Indiana Business Corporation Law also provides that when a target corporation, incorporated in Indiana and having its principal place of business, principal office or substantial assets in Indiana, like the Company, has a specified threshold of ownership by Indiana residents, any acquisition which, together with its previous holdings, gives the acquiror at least 20% of the target's voting stock triggers a shareholder approval mechanism. If the acquiror files a statutorily required disclosure statement, the target's management has 50 days within which to hold a special meeting of shareholders at which all disinterested shareholders of the target not affiliated with the acquiror or any officer or inside director of the target consider and vote upon whether the acquiror will have voting rights for the shares of the target held by it. Without shareholder approval, the shares acquired by the acquiror have no voting rights. If the acquiror fails to file the statutorily required disclosure statement, the target can redeem the acquiror's shares at a price to be determined according to procedures devised by the target. These provisions of the Indiana Business Corporation Law apply to Indiana corporations, unless the corporation has elected otherwise, which we have not done, in its articles of incorporation or bylaws.

     In addition, the insurance laws and regulations of the jurisdictions in which we or our insurance subsidiaries do business may impede or delay a business combination involving us. State insurance holding company laws and regulations applicable to us generally provide that no person may acquire control of a company, and thus indirect control of its insurance subsidiaries, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the appropriate insurance regulatory authorities. Generally, any person acquiring beneficial ownership of 10% or more of the common stock would be presumed to have acquired control, unless the appropriate insurance regulatory authorities upon advance application determine otherwise.




                              SELLING STOCKHOLDERS

     We issued the shares covered by this prospectus in a private transaction on July 31, 2001, pursuant to the terms of a merger agreement with ExlService.com, Inc.

     The following table sets forth, to our knowledge, certain information about the selling stockholders as of October 31, 2001.


                        Number of        Percentage of                            Number of         Percentage of
                          Shares             Shares                                 Shares              Shares
                       Beneficially       Beneficially         Number of         Beneficially        Beneficially
 Name of Selling      Owned Prior to     Owned Prior to      Shares Offered       Owned After         Owned After
   Stockholder         Offering (1)       Offering (1)           Hereby         Offering (1)(2)     Offering (1)(2)
------------------   ----------------   ----------------    ----------------   ----------------    ----------------

Singh Family 1996
Revocable Trust (3)        681,183               *                681,183               0                  0%

The Talwar 1994            581,981               *                290,991            290,990               *
Trust (4)

Strategic                  283,432               *                283,432               0                  0%
Ventures Fund
(Mauritius) Ltd.

FG-EXL LLC                 226,509               *                226,509               0                  0%

BT Investment              165,335               *                165,335               0                  0%
Partners, Inc.

Rohit Kapoor and           165,335               *                 41,334            124,001               *
Shikha Tandan
Kapoor (5)

Winston Partners
LP                          75,581               *                 75,581                0                 0%


                        Number of        Percentage of                            Number of         Percentage of
                          Shares             Shares                                 Shares              Shares
                       Beneficially       Beneficially         Number of         Beneficially        Beneficially
  Name of Selling     Owned Prior to     Owned Prior to      Shares Offered       Owned After         Owned After
   Stockholder         Offering (1)       Offering (1)           Hereby         Offering (1)(2)     Offering (1)(2)
------------------   ----------------   ----------------    ----------------    ----------------    ---------------

Springboard-Harper
Technology Fund            66,853                *                66,853                0                   0%
(Cayman) Ltd.

Sarah Wendt                64,282                *                64,282                0                   0%

Rachel Nash                64,282                *                64,282                0                   0%

Lizbeth Dobbs              64,282                *                64,282                0                   0%

Douglas F. Foley           64,282                *                64,282                0                   0%

Susan B. Foley             32,141                *                32,141                0                   0%

Springboard-Harper         26,741                *                26,741                0                   0%
Technology Fund
Pte Ltd.

Asian Techno               23,619                *                23,619                0                   0%
Investments Pte
Ltd.

Profile Venture            23,619                *                23,619                0                   0%
Partners Capital
Fund, L.P. I

Winston Partners           18,895                *                18,895                0                   0%
II LLC

Alexandra Dobbs            16,070                *                16,070                0                   0%

                                      -12-


                                                Percentage
                                                of Shares                         Number of         Percentage of
                        Number of Shares       Beneficially       Number of         Shares              Shares
                          Beneficially         Owned Prior         Shares        Beneficially        Beneficially
  Name of Selling        Owned Prior to        to Offering         Offered        Owned After         Owned After
   Stockholder            Offering (1)             (1)             Hereby       Offering (1)(2)     Offering (1)(2)
------------------     ------------------     -------------     ------------    ---------------     ---------------

Lauren M. Foley                16,070               *                16,070              0                0%

Oasis Capital Corp.            14,171               *                14,171              0                0%

Mahesh Tourani                 14,171               *                14,171              0                0%

Bert Ellis                      9,447               *                 9,447              0                0%

Jeff Cunningham (6)             9,447               *                 9,447              0                0%

The Coleman Family Trust UA     4,723               *                 4,723              0                0%
11/29/95 Amended

Dinesh Bajaj                    4,723               *                 4,723              0                0%

Springboard-Harper                928               *                   928              0                0%
Investment (Cayman) Ltd.

     * Less than 1.0%.

                                      -13-


     (1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information may not represent beneficial ownership for any other purpose. Each selling stockholder has sole voting power and investment power with respect to all shares listed as owned by such selling stockholder.

     (2) We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of the shares that will beheld by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus will be held by the selling stockholders.


     (3) Inder Singh, the former President and CEO and former director of ExlService.com, Inc. (now a subsidiary of Conseco)("Exl"), is a trustee of the Singh Family 1996 Revocable Trust.


     (4)  Vikran Talwar, CEO and a director of Exl, is trustee of this trust.


     (5)  Rohit Kapoor is the Chief Financial Officer and a director of Exl.

     (6)  Jeff Cunningham is a director of Exl.







                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from one of the selling stockholders as a pledge, gift or other non-sale related transfer. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     The selling stockholders will act independently of Conseco in making decisions with respect to the timing, manner and size of each sale. These sales may be made at prices on the New York Stock Exchange and under terms then prevailing or at prices related to the then current market price. Sales may also be made in negotiated transactions, including pursuant to one or more of the following methods:

     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers,

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and

     o    in privately negotiated transactions.

     In connection with distributions of the shares or otherwise, the selling stockholders may:

     o enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume,

     o sell the shares short and redeliver the shares to close out such short positions,

     o enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell, or

     o pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth:

     o    the number of shares being offered,

     o the terms of the offering, including the name of any underwriter, dealer or agent,

     o    the purchase price paid by any underwriter,

     o    any discount, commission and other underwriter compensation,

     o any discount, commission or concession allowed or reallowed or paid to any dealer, and

     o    the proposed selling price to the public.

     We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to the Registration Statement or (2) July 31, 2003.




                                  LEGAL MATTERS

     The validity of the securities offered hereby have been passed upon for us by David K. Herzog, our Executive Vice President and General Counsel. Mr. Herzog is a full-time employee and holds options to purchase 100,000 shares of our common stock.




                                     EXPERTS

     The financial statments incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.




                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed with the SEC a registration statement under the Securities Act of 1933 to register the securities offered by this prospectus. This prospectus constitutes only part of the registration statement and does not contain all of the information in the registration statement and its exhibits because parts of the registration statement are allowed to be omitted by SEC rules. Statements in this prospectus or in any prospectus supplement about documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summary statements and may not contain all the information that may be important to you. For further information about Conseco and the securities offered under this prospectus, you should read the registration statement, including its exhibits and the documents incorporation into it by reference.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered under this prospectus.

     -    Annual Report on Form 10-K for the year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001 and June 30, 2001;

     - Current Reports on Form 8-K dated June 29, 2001, October 2, 2001 and October 30, 2001; and

     - The description of our common stock in the registration statements filed by us with the SEC and any amendment or report filed for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Tammy M. Hill, Senior Vice President, Investor Relations; Conseco, Inc.; 11825 North Pennsylvania Street; Carmel, Indiana 46032; (317) 817-2893.

     No person has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offering of the common stock. If information or representations are given or made you must not rely on it as if we authorized it. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained or incorporated by reference herein is correct as of any time subsequent to its date or that there has been no change in our affairs. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not permitted, or to anyone whom it is unlawful to make such offer or solicitation.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item. 14.  Other Expenses of Issuance and Distribution.

     The expenses (not including underwriting commissions and fees) of issuance and distribution of the securities are estimated to be:

     Registration Fee                                                                        $ 5,297
     Printing Expenses                                                                         5,000
     Accounting Fees and Expenses                                                             20,000
     Attorneys' Fees and Expenses                                                             20,000
     Miscellaneous Expenses                                                                    4,703
                                                                                             -------
          Total                                                                              $55,000
                                                                                             =======


     All expenses except the registration fee are estimated.


Item 15.  Indemnification of Directors and Officers.

     The Indiana Business Corporation Law grants authorization to Indiana corporations to indemnify officers and directors for their conduct if such conduct was in good faith and was in the corporation's best interests or, in the case of directors, was not opposed to such best interests, and permits the purchase of insurance in this regard. In addition, the shareholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation and by-laws.

     The Company's By-laws provide for the indemnification of any person made a party to any action, suit or proceeding by reason of the fact that he is a director, officer or employee of the Company, if (a) such person is wholly successful with respect to such action, suit or proceeding or (b) if such person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of the Company or at least not opposed to its best interests and, in addition, with respect to any criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful. Such indemnification shall be against the reasonable expenses, including attorneys' fees, incurred by such person in connection with the defense of such action, suit or proceeding and amounts paid in settlement. If such person was not wholly successful, the determination of entitlement to indemnification shall be made by one of the following methods, such method to be selected by the board of directors: (a) by the board of directors by a majority vote of a quorum consisting of directors who are not and have not been parties to the claim; (b) by the majority vote of a committee duly designated by the board of directors, consisting solely of two or more directors who are not and have not been parties to the claim; and (c) by special legal counsel.

     The above discussion of Company's By-laws and the Indiana Business Corporation law is not intended to be exhaustive and is qualified in its entirety by such By-laws and the Indiana Business Corporation Law.

     We have purchased director and officer liability insurance which would provide coverage against certain liabilities, including liabilities under the securities laws.

Item 16.  Exhibits.

     The list of exhibits is incorporated by reference to the Exhibit Index on page E-1.

Item 17.  Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and have duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on November 1, 2001.

                                      CONSECO, INC.



                                      By: /s/ Charles B. Chokel
                                         ---------------------------------------
                                         Name: Charles B. Chokel
                                         Title: Executive Vice President and
                                                  Chief Financial Officer




     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in their respective capacities and on November 1, 2001.


Signature                                      Title
---------                                      -----

*                                   Director, Chairman of the Board and Chief
-------------------------           Executive Officer (Principal
Gary C. Wendt                       Executive Officer)

*                                   Director, Executive Vice President and Chief
-------------------------           Financial Officer (Principal
Charles B. Chokel                   Financial Officer)

*                                   Senior Vice President, Chief Accounting
-------------------------           Officer and Treasurer (Principal
James S. Adams                      Accounting Officer)

*
-------------------------           Director
Lawrence M. Coss

*
-------------------------           Director
Thomas M. Hagerty

*
-------------------------           Director
David V. Harkins

*
-------------------------           Director
M. Phil Hathaway

*
-------------------------           Director
John M. Mutz

*
-------------------------           Director
Robert S. Nickoloff

*By:  /s/David K. Herzog
      ------------------
      David K. Herzog
      Attorney-in-Fact

                                INDEX TO EXHIBITS
                                -----------------


   Exhibit No.                           Description of Exhibit
   -----------                           ----------------------
       3.1          Amended and Restated Articles of Incorporation of Conseco, Inc. (incorporated by reference to Exhibit 3.1 to Conseco, Inc's Registration Statement on Form S-3 (File
                    No. 333-94683)).

       3.2          Amended and Restated By-laws of Conseco, Inc. (incorporated by reference to Exhibit 3.2 to Conseco, Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 2001).

        5           Opinion of David K. Herzog, Esq.*

       23.1         Consent of PricewaterhouseCoopers LLP.

       23.2         Consent of David K. Herzog is contained in his opinion filed as Exhibit 5.*

        24          Power of Attorney (included on the Signature Page of the initial Filing of this Registration Statement).*


        *  Filed previously.

                                      E-1